December 15, 2023

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust (the “Trust”)

-Registration Statement on Form N-1A

File No. 333-180308

CIK - 1545440

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed for filing electronically is Post-Effective Amendment No. 245 to the Trust’s Registration Statement on Form N-1A. The purpose of this filing is to register shares of the Westwood Salient Enhanced Midstream Income ETF and Westwood Salient Enhanced Energy Income ETF, new series of the Trust.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:        Mr. Todd Heim

Karen Jacoppo-Wood, Esq.

Ms. Natalie Anderson

Nicole M. Crum, Esq.

Rachel Schwartz, Esq.

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